TECHNOLOGY LICENSE AGREEMENT

This Technology License Agreement ("Agreement") is made and entered into as of _____, 2004 (the "Effective Date"), by and between Digital Video Systems, Inc., a Delaware corporation with its principal place of business at 430 Cambridge Avenue, Suite 110, Palo Alto, California 94306("DVS"), and Enmedia, Inc., a Delaware corporation with its principal place of business at 866 Highlands Circle, Los Altos, California 94024 ("Enmedia").

RECITALS

A.   DVS is the owner or licensee of certain technology and intellectual property relating to video processing. Jack Benkual and Fung Shi were employees of DVS during the 2003-2004 timeframe and made contributions to DVS' technology and intellectual property during their employment at DVS.

B.   DVS and Enmedia are concurrently entering into a certain Series A Preferred Stock Purchase Agreement, pursuant to which Enmedia shall issue shares of Series A Preferred Stock of Enmedia to DVS and DVS agrees to grant certain licenses to Enmedia to such technology and intellectual property .

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the parties agree as follows:

AGREEMENT

1.   License of Assets.

(a)   DVS hereby grants to Enmedia a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license (including the right to grant sublicenses) to make, use, modify, reproduce, distribute, sell and otherwise exploit the "Licensed Assets" (as identified in Exhibit A) as Enmedia sees fit in its sole discretion.

(b)   DVS shall deliver to Enmedia all tangible materials (or copies thereof) within the Licensed Assets that are in DVS' possession or control within thirty (30) days of the Effective Date.

(c)   DVS hereby grants to Enmedia a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license under patents now or hereafter owned or controlled by DVS or any of its Affiliates, to make, use, sell, offer for sale and import products that are based on the Licensed Assets. "Affiliates" means any entity that is controlled by, controls, or is under common control with DVS.

(d)   Enmedia's rights in the Licensed Assets are limited to those expressly granted in this Section 1. DVS reserves all other rights and licenses in and to the Licensed Assets not expressly granted to Enmedia under this Agreement. As between DVS and Enmedia, DVS retains title to the Licensed Assets.

2.   Warranty. DVS represents and warrants to Enmedia that: (i) DVS has sufficient rights in the Licensed Assets to grant the licenses granted to Enmedia herein, free and clear of all liens and encumbrances; and (ii) the execution, delivery and performance by DVS of this Agreement will not violate any provision or conflict with any agreement between DVS and any third party.

3.   Warranty Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 2, NEITHER PARTY MAKES, NOR DOES ANY PARTY RECEIVE, ANY WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, RELATING TO THIS AGREEMENT OR THE LICENSES PROVIDED HEREIN. WITHOUT LIMITING THE FOREGOING, DVS EXPRESSLY DISCLAIMS ANY WARRANTIES OR REPRESENTATIONS REGARDING NON-INFRINGEMENT OF PATENTS.

4.   Transferability. Enmedia may assign, delegate, transfer or sublicense any or all of its rights and duties under this Agreement to any third party which acquires all of Enmedia's proprietary rights in the business relating to the Licensed Assets or which is a successor in interest to Enmedia as a result of a merger with, an acquisition of, or a sale of all or substantially all of the assets of Enmedia.

5.   Miscellaneous. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement and the Exhibits hereto constitute the entire Agreement between the parties hereto with respect to the subject matter hereof and supersedes all other agreements, whether written or oral, regarding the same subject matter. This Agreement may not be modified or amended except by written agreement of the parties. If any provision of this Agreement is deemed invalid or unenforceable, the remainder of this Agreement will be enforced to the fullest extent permitted by law. Nothing herein will be interpreted as creating a partnership, joint venture or other relationship among the parties. Either party may assign any or all of this Agreement without the consent of the other party.

        IN WITNESS WHEREOF, the parties intending to be legally bound one to the other have executed this Agreement as of the day and year first above written.

DVS   ENMEDIA

By:_____   By: _____
Name: _____   Name: _____
Title: _____   Title: _____

Licensed Assets

1. "Chip" means (i) the video DSP chip, AMP-1, including without limitation synthesizable code for the design of the video DSP chip; and (ii) all information, documentation, utilities, scripts, test benches, models, netlists, mask files, compilers, firmware, drivers and other tools or technology that can be used to further develop, build, operate, maintain, enhance or support the video DSP chip or that is related to the video DSP chip.

2. "Work Product" means (i) all inventions (whether or not patentable), works of authorship (including works for hire), mask works, designs, know-how, ideas and information developed, made or conceived or reduced to practice, in whole or in part, by Jack Benkual or Fung Shi at any time during the course of such individuals' employment with DVS; and (ii) all documentation, notebooks, computer logs, and other tangible manifestations of any of the foregoing.

3. All Intellectual Property Rights in any of items 1 or 2 above. "Intellectual Property Rights" means patent rights (including patent applications and disclosures), rights of priority, mask work rights, copyrights, moral rights, trade secrets, know-how and any other intellectual property rights recognized in any country or jurisdiction of the world. Intellectual Property Rights expressly includes Jack Benkual's invention disclosure concerning an H.264 entropy encoder/decoder. Other than this invention disclosure, DVS represents and warrants that it does not own any other invention disclosures, patents or patent applications, copyright applications or registrations, or any other registrations or applications for Intellectual Property Rights that name either Jack Benkual or Fung Shi as an inventor, an author or a contributor.